Filed Pursuant to Rule 424(b)(3)
File No. 333-254472

NUVEEN PREFERRED & INCOME SECURITIES FUND

(NYSE: JPS)

(THE “FUND”)

SUPPLEMENT DATED July 14, 2022

TO THE FUND’S STATEMENT  OF ADDITIONAL

INFORMATION (“SAI”) DATED MARCH 18, 2021

Effective immediately, the full paragraph that begins at the bottom of page 5 and ends at the top of page 6 of the SAI is deleted and replaced in its entirety with the following:

In addition to the foregoing fundamental investment policies, the Fund is also subject to the following non-fundamental restrictions and policies, which may be changed by the Board. The Fund may not:

(1)      Sell securities short, unless the Fund owns or has the right to obtain securities equivalent in kind and amount to the securities sold at no added cost, and provided that transactions in options, futures contracts, options on futures contracts or other derivative instruments are not deemed to constitute selling securities short.

(2)      Invest in securities of other open- or closed-end investment companies (including ETFs) except in compliance with the 1940 Act or any exemptive relief obtained thereunder.

(3)      Enter into futures contracts or related options or forward contracts, if more than 30% of the Fund’s net assets would be represented by futures contracts or more than 5% of the Fund’s net assets would be committed to initial margin deposits and premiums on futures contracts and related options.

(4)      Purchase securities of companies for the purpose of exercising control, except that the Fund may invest up to 5% of its net assets in tax-exempt or taxable fixed-income securities or equity securities for the purpose of acquiring control of an issuer whose bonds (a) the Fund already owns and (b) have deteriorated or are expected shortly to deteriorate significantly in credit quality, provided the Adviser determines that such investment should enable the Fund to better maximize the value of its existing investment in such issuer.

The restrictions and other limitations set forth above will apply only at the time of purchase of securities and will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities.

PLEASE KEEP THIS WITH THE

FUND’S SAI

FOR FUTURE REFERENCE